
Eun Ah Choi
Senior Vice President
Global Head of Regulatory Operations

January 31, 2025

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on January 28, 2025, The Nasdaq Stock Market LLC (the "Exchange") received from UMB Financial Corporation (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Depositary Shares, Each Representing a 1/400th

Ownership Interest in a Share of 7.00% Fixed-Rate

Reset Non-Cumulative Perpetual Preferred Stock,

Series A, par value $0.01 per share and with a

liquidation preference of $10,000 per share

We further certify that the security described above has been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,

Eun Ah Choi